Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended				Fiscal Year Ended
(Dollars are in thousands, except ratio amounts)	December 27, 2012		December 29, 2011		September 27, 2012		September 29, 2011	September 30, 2010 (b)	September 24, 2009	September 25, 2008
Earnings (loss) before income taxes	$(5,087)		$(5,562)		$(5,554)		$14,642	$(236,883)	$85,269	$46,071
Fixed charges:
Interest expense, including amortization of deferred financing costs	23,101		21,348		84,219		87,654	88,386	93,210	96,541
1/3 of rental expense, net	5,723		6,177		23,686		25,744	26,541	26,791	26,314

Total fixed charges	28,824		27,525		107,905		113,398	114,927	120,001	122,855

Earnings (loss)	23,737		21,963		102,351		128,040	(121,956)	205,270	168,926

Ratio of earnings to fixed charges	(a	)	(a	)	(c	)	1.13	(c )	1.71	1.38

(a)	Earnings (loss) was inadequate to cover fixed charges by $5.1 million and $5.6 million for the three months ended December 27, 2012 and December 29, 2011, respectively.
(b)	Fiscal 2010 included 53 weeks.
(c)	Earnings (loss) was inadequate to cover fixed charges by $5.6 million and $236.9 million for the fiscal years ended September 27, 2012 and September 30, 2010, respectively.